Exhibit 99.1
PERDIGÃO S.A.
São Paulo, Brazil, October 26, 2006 — Perdigão S.A. (the “Company”) announced today that it has priced its previously announced global offering of 32,000,000 of its common shares, including common shares in the form of American depositary shares (the “ADSs”), each of which represents two common shares, at R$25.00 per common share and U.S.$23.40 per ADS. The global offering consists of an international offering of 13,270,529 common shares, including common shares in the form of ADSs, in the United States and other countries outside Brazil and a concurrent offering of 18,729,471 common shares in Brazil.
The ADSs trade on the New York Stock Exchange under the symbol “PDA,” and the common shares trade on the Sao Paulo Stock Exchange under the symbol “PRGA3.”
Credit Suisse Securities (USA) LLC and Itaú Securities Inc. are acting as joint bookrunners for the international offering. The Company has granted Credit Suisse Securities (USA) LLC a 30-day option, to be exercised with the consent of Itaú Securities Inc., to purchase up to 411,750 additional common shares in the form of ADSs to cover over-allotments of ADSs, if any. The Company has also granted Banco de Investimentos Credit Suisse (Brasil) S.A. a 30-day option, to be exercised with the consent of Banco Itaú BBA S.A., to purchase up to 4,800,000 additional common shares, minus the number of common shares in the form of ADSs sold by us pursuant to the over-allotment option granted in connection with the international offering, to cover over-allotments of common shares, if any.
The international offering may be made only by means of a prospectus, copies of which may be obtained by contacting: Credit Suisse Securities (USA) LLC, One Madison Avenue, Prospectus Department, New York, New York 10010-3629 (Telephone Number 212-325-2580).
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A registration statement relating to these securities has been declared effective by the U.S. Securities and Exchange Commission. This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

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